UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT RETIREMENT SAVINGS PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
DuPont Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2013

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$8,843,460,360	$8,348,743,539
Participant-directed brokerage account	132,937,707	119,360,825
Company stocks	711,419,848	750,487,295
Total investments	9,687,817,915	9,218,591,659

Receivables:
Asset transfer receivable	235,830,992	—
Participants’ contributions	9,181,076	8,546,330
Employer’s contributions	15,491,127	11,953,128
Notes receivable from participants	101,672,989	94,980,309
Total receivables	362,176,184	115,479,767

Cash	6,092,577	5,959,368

Total assets	10,056,086,676	9,340,030,794

Liabilities:
Accounts payable	56,300	56,300

Net assets available for benefits, at fair value	10,056,030,376	9,339,974,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(308,165,970)	(257,201,617)
Net assets available for benefits	$9,747,864,406	$9,082,772,877

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$615,226,878
Net appreciation in fair value of investments	10,170,764
Dividend income	30,552,078
Total investment income	655,949,720

Contributions:
Employer’s contributions	216,085,818
Participants’ contributions	231,690,707
Rollovers	7,804,624
Total contributions	455,581,149

Interest from notes receivable from participants	4,117,406

Total additions	1,115,648,275

Deductions:
Benefits paid to participants	686,174,784
Distribution of dividends	1,221,998
Administrative expenses	1,179,489
Total deductions	688,576,271

Asset transfers in	238,019,525

Net increase	665,091,529

Net assets available for benefits:
Beginning of year	9,082,772,877
End of year	$9,747,864,406

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”). The Plan is a tax-qualified, contributory profit sharing plan.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company.  The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the plan investments.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in company stocks and the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 5 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant savings”). Participants may elect to make before-tax or after-tax contributions of 1% to 90% of eligible compensation, as defined.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants hired on or after January 1, 2007 and before January 1, 2012 are automatically enrolled in the Plan at a 3% before-tax savings rate and increased 1% annually, up to a maximum of 6% of pay, if no action is taken by the employee within 60 days from the date of hire.

Participants hired on or after January 1, 2012 are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s savings, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account each month, equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers five passively managed index funds, six actively managed custom-designed funds, 11 target retirement funds, DuPont company stock, a stable value fund and a self-directed brokerage account where participants can choose from approximately 1,400 funds from 70 mutual fund families.  The Plan also contains an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends from the DuPont company stock paid out to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2012, $1,221,998 in dividends were paid to participants in cash.

In previous years, the ConocoPhillips Stock Fund was closed to new investments by Plan participants. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of this fund at any time. On April 30, 2012, Phillips 66 separated from ConocoPhillips and as a result, the ConocoPhillips Stock Fund was split into the ConocoPhillips Stock Fund and Phillips 66 Stock Fund. The Phillips 66 Stock Fund is closed to new investments by Plan participants.

Vesting
Participant contributions and Company’s matching contributions are fully and immediately vested.  Retirement Savings Contributions are fully vested after any of the following circumstances:

•	The participant has completed at least three years of service with the Company;

•	The participant reaches age 65 while working for the Company;

•	The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•	The participant’s job with the Company is eliminated;

•
The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•	The participant dies while actively employed by the Company.

Participant balances related to certain prior plan company contributions or prior plan benefits transferred from the Danisco US 401(k) Plan (see Note 3 for further information on Danisco US asset transfers), company contributions transferred from the ChemFirst Inc. 401(k) Savings Plan, and profit sharing contributions transferred from the DuPont 401(k) and Profit Sharing Plan that were not vested at the time the balances were merged into the Plan will continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. The loans are executed by promissory notes and have a minimum term of one year and a maximum term of five years, except for qualified residential loans, which have a maximum term of 10 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or pension checks or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty.  At December 31, 2012, loan interest rates ranged from 4.00% to 10.00%.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $327,312 and $164,616, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions.  During the year ended December 31, 2012, forfeited accounts were used to reduce employer contributions, reinstate participant’s accounts and pay for administrative expenses in the amounts of $164,000, $50,674 and $132,063, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2012 were $1,179,489, net of fee reimbursements and excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Company stocks are valued at the year-end market price of the common stocks.  The participant-directed brokerage account, which consists of shares of registered investment companies comprised of equity and fixed income funds ("mutual funds"), is valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $4,013,545 and $2,864,839 at December 31, 2012 and 2011, respectively.

NOTE 3 — ASSET TRANSFERS

In 2012, assets for Innovalight, Inc. participants in the ADP Total Source Retirement Savings Plan were merged with the Plan. All Innovalight, Inc. plan investments were liquidated at fair value and cash proceeds amounting to $1,238,067 and participant loans totaling $6,167 were transferred into the Plan in January 2012.

In 2011, DuPont purchased Danisco A/S ("Danisco"), a bio-based solutions company headquartered in Denmark and Danisco became a 100% wholly-owned subsidiary of DuPont.

On January 1, 2012, employees of DuPont Danisco Cellulosic Ethanol, a wholly-owned subsidiary of Danisco, became participants in the Plan and investment account balances of $939,702 and participant loans totaling of $4,016 from the DuPont 401(k) and Profit Sharing Plan were transferred to the Plan in May 2012.

On December 31, 2012, the Danisco US 401(k) Plan was merged into the Plan. Plan investments were liquidated at fair value and cash proceeds amounting to $230,396,895 and participant loans totaling $3,000,117 were transferred into the Plan in January 2013. Additionally, in January 2013, the Plan received 97,051 shares of Pfizer Inc. common stock valued at $2,433,980. The Pfizer Inc. common stock is closed to new investments by plan participants.

During the year ended December 31, 2012, Danisco made a discretionary profit sharing contribution for the benefit of their eligible employees in the amount of $3,452,848, which was received by the Plan in February 2013.

NOTE 4 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2012 and 2011 consist of the Plan’s interest in the Master Trust and investment in the DuPont Company Stock.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Company stocks	$1,489,316
Participant-directed brokerage account	8,681,448
Net appreciation in fair value of investments	$10,170,764

For the year ended December 31, 2012, the Plan's net investment gain from interest in the Master Trust amounted to $615,226,878.

NOTE 5 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the responsibility to oversee the investments' managers and evaluate the funds' performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

 At December 31, 2012, the Master Trust includes the assets of the following plans:

•	DuPont Retirement Savings Plan

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s interest in the Master Trust was 99.25% and 99.18% as of December 31, 2012 and 2011, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Master Trust holds contracts that have investments in fully benefit-responsive investment contracts.  In accordance with GAAP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. Prior to 2012, the fair value of the GICs was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Effective in 2012, the GICs fair value is equal to their book value, setting their market price equal to par value. The Company believes valuing the GICs at book value is a more accurate representation of both the economic value of the contacts and of their risk dynamics. The fair value of synthetic and separate account GICs are determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrappers for the GICs are determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

The following presents the Master Trust’s net assets at December 31, 2012 and 2011:

	2012	2011
Assets:
Investments, at fair value:
Common stocks	$1,217,983,068	$952,708,651
Preferred stocks	2,896,201	2,575,621
Fixed income securities	70,003,455	53,611,038
Mutual funds	262,840,946	275,312,429
CCTs	1,939,922,696	1,659,980,478
Investment contracts	5,396,374,165	5,473,023,614
Short term investments	34,367,989	15,718,729
Total investments	8,924,388,520	8,432,930,560

Cash	727,673	88,699
Receivables for securities sold	5,652,505	7,517,030
Unrealized appreciation on foreign exchange contracts	938,589	70,741
Accrued income	2,009,703	16,877,095
Other assets	17,526	17,044
Total assets	8,933,734,516	8,457,501,169

Liabilities:
Payables for securities purchased	16,353,562	32,763,902
Accrued expenses and other liabilities	7,063,849	5,539,465
Total liabilities	23,417,411	38,303,367

Master Trust net assets, at fair value	8,910,317,105	8,419,197,802
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(310,475,267)	(259,327,496)
Master Trust net assets	$8,599,841,838	$8,159,870,306

The following presents the net investment gain for the Master Trust for the year ended December 31, 2012:

2012
Change in net appreciation (depreciation) in fair value of investments:
Investments, at fair value:
Common stocks	$167,898,138
Preferred stocks	156,422
Mutual funds	45,919,468
Fixed income securities	3,233,113
CCTs	224,044,121
Investment contracts	228,936
Other	(135,568)
Short term investments	(738,565)
Net depreciation on swap agreements	(13,612)
Net appreciation on foreign exchange contracts	1,226,044
Net depreciation on futures contracts	(172,813)
Net increase from investments	441,645,684

Investment income (expense):
Interest income	173,039,479
Dividend income	22,253,471
Administrative expenses	(14,800,082)
Net investment gain	$622,138,552

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2012 and 2011 were as follows:

	2012	2011
Underlying Assets of Synthetic GICs:
GEM Trust Short Duration	$578,072,180	$573,198,713
GEM Trust Risk-Controlled 1	460,608,021	439,433,347
GEM Trust Opportunistic 3	506,148,804	475,812,003
PIMCO Separate Account	568,151,477	511,206,560

Separate Account GICs:
Prudential Retirement & Annuity Co.	1,244,415,260	1,199,981,596
Metropolitan Life Insurance Co.	669,938,648	638,651,436

CCT:
Northern Trust Collective S&P 500 Equity Index Fund	558,344,357	487,755,640

Description of the Master Trust’s Investment Contracts
The Stable Value Fund invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 0.12% to 5.83% for the year ended December 31, 2012 and from 1.39% to 5.83% for the year ended December 31, 2011.  The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 3.17% and 3.46% for the year ended December 31, 2012 and 2011, respectively.  The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 3.22% and 3.69% for the years ended December 31, 2012 and 2011, respectively.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic and separate account GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Master Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic and separate account GIC that terminates the contract with another synthetic and separate account GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Plan invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The company recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

NOTE 6 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$711,419,848	$—	$—	$711,419,848
Participant-directed brokerage account[1]	132,937,707	—	—	132,937,707
Total Plan’s investments	$844,357,555	$—	$—	$844,357,555

Master Trust’s investments:
Common stocks:
International common stocks	$302,602,285	$—	$—	$302,602,285
Large-cap domestic common stocks	467,526,733	—	—	467,526,733
Mid-cap domestic common stocks	359,874,637	—	—	359,874,637
Small-cap domestic common stocks	87,979,413	—	—	87,979,413
Total common stocks	1,217,983,068	—	—	1,217,983,068

Investment contracts:
Separate account GICs	—	2,233,702,546	—	2,233,702,546
Traditional GICs	—	406,405,824	—	406,405,824
Wrapper contracts	—	420,610	—	420,610
Underlying assets on synthetic GICs:			—
Pooled separate account	—	568,151,477	—	568,151,477
Commingled funds	—	2,187,693,708	—	2,187,693,708
Total investment contracts	—	5,396,374,165	—	5,396,374,165

Preferred stocks	2,896,201	—	—	2,896,201
Fixed income securities	—	70,003,455	—	70,003,455
Mutual funds	262,840,946	—	—	262,840,946
CCTs	—	1,939,922,696	—	1,939,922,696
Short term investments	—	34,367,989	—	34,367,989
Total Master Trust investment assets	1,483,720,215	7,440,668,305	—	8,924,388,520

Other financial instruments[2]	8,228	926,160	—	934,388
Total Master Trust assets	$1,483,728,443	$7,441,594,465	$—	$8,925,322,908
 ______________________________________
1             Underlying assets on the participant-directed brokerage account relate to mutual funds.
2                   Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2011:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$750,487,295	$—	$—	$750,487,295
Participant-directed brokerage account[1]	119,360,825	—	—	119,360,825
Total Plan’s investments	$869,848,120	$—	$—	$869,848,120

Master Trust’s investments:
Common stocks:
International common stocks	$145,173,834	$—	$—	$145,173,834
Large-cap domestic common stocks	464,747,966	—	—	464,747,966
Mid-cap domestic common stocks	275,459,975	—	—	275,459,975
Small-cap domestic common stocks	67,326,876	—	—	67,326,876
Total common stocks	952,708,651	—	—	952,708,651

Investment contracts:
Separate account GICs	—	2,148,320,638	—	2,148,320,638
Traditional GICs	—	711,113,069	—	711,113,069
Wrapper contracts	—	630,305	—	630,305
Underlying assets on synthetic GICs:			—
Pooled separate account	—	511,206,560	—	511,206,560
Commingled funds	—	2,101,753,042	—	2,101,753,042
Total investment contracts	—	5,473,023,614	—	5,473,023,614

Preferred stocks	2,575,621	—	—	2,575,621
Fixed income securities	—	53,611,038	—	53,611,038
Mutual funds	275,312,429	—	—	275,312,429
CCTs	—	1,659,980,478	—	1,659,980,478
Short term investments	—	15,718,729	—	15,718,729
Total Master Trust investment assets	1,230,596,701	7,202,333,859	—	8,432,930,560

Other financial instruments[2]	(3,247)	58,240	—	54,993
Total Master Trust assets	$1,230,593,454	$7,202,392,099	$—	$8,432,985,553
 ______________________________________
1    Underlying assets on the participant-directed brokerage account relate to mutual funds.
2             Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 7 — CONOCOPHILLIPS STOCK

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100% owned petroleum business, Conoco, Inc., which was completed through a tax-free split-off on August 6, 1999. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro-rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2002, the Conoco Stock Fund became ConocoPhillips Stock Fund. On April 30, 2012, Phillips 66 separated from ConocoPhillips and as a result, the ConocoPhillips Stock Fund was split into the ConocoPhillips Stock Fund and Phillips 66 Stock Fund.

The balance on the Statement of Net Assets Available for Benefits within Company stocks related to the ConocoPhillips stock and Phillips 66 Stock Fund was $34,078,439 and $15,584,855 at December 31, 2012, and $46,265,817 and $0 at December 31, 2011, respectively.

NOTE 8 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers the DuPont Company stock as an investment option. At December 31, 2012, the Plan held 14,712,731 shares of DuPont common stock valued at $661,756,554.  At December 31, 2011, the Plan held 15,382,732 shares of DuPont common stock valued at $704,221,478.  During the year ended December 31, 2012, the Plan purchased and sold $156,046,657 and $173,481,021 of DuPont common stock, respectively. and received dividends of $24,988,789.  Additionally, during the year ended December 31, 2012, the DuPont common stock depreciated in value by $5,540,390. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was approximately $1,943,505 for the year ended December 31, 2012.  DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 9 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 10 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated October 9, 2003, covering the Plan and amendments through December 2, 2002, has been received by the Plan. The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently under IRS audit for the 2010 plan year.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$9,747,864,406	$9,082,772,877
Amounts allocated to withdrawing participants	(4,013,545)	(2,864,839)
Loan balances considered deemed distributions	(330,279)	(357,085)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	308,165,970	257,201,617
Net assets available for benefits per the Form 5500	$10,051,686,552	$9,336,752,570

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2012 to total income per the Form 5500:

2012
Total additions per the financial statements	$1,115,648,275
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	308,165,970
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(257,201,617)
Total income per the Form 5500	$1,166,612,628

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date.  The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2012:

2012
Total deductions per the financial statements	$688,576,271
Amounts allocated to withdrawing participants at December 31, 2012	4,013,545
Amounts allocated to withdrawing participants at December 31, 2011	(2,864,839)
Current year cumulative deemed distributions	330,279
Prior year cumulative deemed distributions	(357,085)
Total expenses per the Form 5500	$689,698,171

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont Company Stock	Company stock	**	$661,756,554
	ConocoPhillips Stock	Company stock	**	34,078,439
	Phillips 66 Stock	Company stock	**	15,584,855

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	8,843,460,360

*	Participant-directed Brokerage Account	Brokerage account	**	132,937,707

*	Notes receivable from participants	4.00% - 10.00% - Maturing from January 2013 - December 2022	**	101,672,989
	Total Assets Held At End of Year			$9,789,490,904
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Ron Miller
Ron Miller
Director — Global Rewards

June 24, 2013